EXHIBIT 23.7

CONSENT OF AGP MINING CONSULTANTS INC.

In connection with Entrée Gold Inc.’s (the “Company”) registration statement on Form S-8, and any amendments thereto, and any documents incorporated by reference therein (the “Registration Statement”), to be filed with the United States Securities and Exchange Commission (the “SEC”), we consent to the filing of this consent and to the use of our firm name and the technical report entitled “Technical Report and Updated Mineral Resource Estimate on the Ann Mason Project Nevada, USA” and dated March 26, 2012 (the “Technical Report”) as referenced in the Company’s Annual Report on Form 40-F filed with the SEC on March 30, 2012, in the Registration Statement, and to the inclusion and incorporation by reference of information derived from the Technical Report in the Registration Statement.

Yours truly,

/s/Gordon Zurowski
Name: Gordon Zurowski, P. Eng
Title:  President and Principal Mine Engineer
Company:  AGP Mining Consultants Inc.

Date:  July 27, 2012